Exhibit 99.1

Gerdau Ameristeel Announces Acquisition of Enco Materials, Inc.

TAMPA, FL – October 1 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) announced today that it has acquired Enco Materials, Inc.

Enco is a leader in the commercial construction materials market, including fabricated rebar, construction products, concrete forming and shoring material, as well as fabricated structural steel and architectural products. Headquartered in Nashville, Tennessee, Enco has eight facilities with fabrication capacity of approximately 50,000 tons and over 250 employees, located in Arkansas, Tennessee, and Georgia. Terms of the transaction were not disclosed.

Originally founded in 1909, Enco is a third generation family business led by Wilbur (Carson) Sensing III – President, and Ben Sensing – Executive Vice President, both of whom intend to remain with the organization. They bring with them a talented senior management team with extensive experience in the construction industry.

“We are very excited about the opportunities Enco brings to our company”, stated J. Neal McCullohs, Vice President of Commercial and Downstream Operations, for Gerdau Ameristeel. “This acquisition positions us in new markets, but more importantly, it expands our product and service offerings to our current customers.”

About Gerdau Ameristeel:

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of approximately 12 million tons of mill finished steel products. Through its vertically integrated network of 19 mini-mills (including one 50% owned joint venture mini-mill), 19 scrap recycling facilities and 54 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company's products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, transportation and automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Stock Exchange, and the Toronto Stock Exchange under the symbol GNA. For additional investor information, visit www.gerdauameristeel.com.

Forward Looking Statements

This press release contains forward looking statements with respect to Gerdau Ameristeel Corporation, including its business operations, strategy, financial performance, and condition. Although management believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially form those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including demand for steel products, availability and costs of electricity, natural gas and raw materials, government regulations and trade policies affecting steel imports or exports in Canada and the United States, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

Investor Relations Contact:
Barbara R. Smith
Investor Relations
813 319 4324
basmith@gerdauameristeel.com

Media Contact:
Steven Hendricks
Corporate Communications
813 319 4858
sthendricks@Gerdauameristeel.com